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                                  EXHIBIT 03.1

                               MEMORANDUM OF TERMS

                          PROPOSED TRANASACTION BETWEEN

                           NEOMEDIA TECHNOLOGIES, INC.

                                       AND

                                       CSI


The terms set forth on the Memorandum of Terms are interdependent, and no single aspect of the Memorandum of Terms should be considered or valued on a stand-alone basis.

CSI and NeoMedia intend to complete a transaction to substantially enhance their respective shareholder values. CSI and NeoMedia seek to:

         1. Merge CSI with NeoMedia Technologies in an exchange of common stock.

         2.       Centralize administrative and management functions.

         3. Enhance shareholder value through the increase of cash flow and providing expansion capital.

To effectuate these goals, NeoMedia and CSI would:


Action Steps

NEOMEDIA would
--------------

1. Exchange of Shares:

Obtain shareholder approvals as required. Additionally, NeoMedia would obtain from CSI shareholders a legal majority of its shares to be exchanged for shares of common stock in NeoMedia Technologies, Inc. The exchange would be completed on the business day subsequent to shareholder approval.

NEOM will issue to CSI cash of $3.5 million (U.S.) and 7 million shares of NEOM common stock.


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2. Management and Administration:

NeoMedia will consolidate all senior management and overall administrative functions. The accounting, legal, treasury, and Human Resources functions will be combined and headquartered at its Ft. Myers, Florida home office. Additionally, the current Board of Directors of NeoMedia Technologies will remain the surviving Board of Directors for the combined entity.

NEOM will operate CSI, post merger, as a subsidiary or division of the parent company.

NEOM agrees not to insert personnel into the infrastructure of CSI or to unilaterally make management changes within CSI as long as CSI meets a mutually agreed upon financial goal for revenue and / or earnings.

CSI will be accountable to a specified position, mutually agreed upon, for a minimum specified period of time.


3. Stock Option Plan:

NEOM will include eligible CSI employees in its Stock Option Plan upon final merger of both companies.



4. Due Diligence:

NeoMedia will conduct its due diligence utilizing both internal and outside professionals, as it requires. It will bear the costs of its own due diligence, which will include, but not be limited to, legal and accounting costs. I will also obtain a Fairness Opinion.




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CSI would
---------

Obtain the necessary approval from shareholders in order to effectuate a merger with NeoMedia Technologies. Additionally, convert all outstanding debt, other than trade payables and those mutually agreed upon by both parties, and all shares of preferred stocks into shares of common stock of CSI prior to the merger with NeoMedia Technologies.

CSI will run its day to day operations and provide on-site management and administrative responsibilities and retain its headquarters in Calgary, Alberta, Canada. Additionally, CSI will retain its on-site accounting manager who will report to the current CFO of NEOM. CSI agrees to provide financial data and projections as requested by NEOM and to execute, on the part of senior management, a non-compete.

CSI will operate, post merger, as a subsidiary or division of NEOM.

CSI agrees to not hire additional personal without the written permission of NEOM subsequent to the execution of the LOI. Such permission will not be unreasonably withheld.

CSI will be accountable to a specified position, mutually agreed upon, for a minimum specified period of time.


CSI employees who become NeoMedia Technology employees will be eligible to participate in the employee stock option plan.

CSI will conduct its due diligence utilizing both internal and outside professionals, as it requires. It will bear the costs of its own due diligence, which will include, but not be limited to, legal and accounting costs and a Fairness Opinion, if necessary. Additionally, CSI will be required to complete, prior to the merger, audited financials for the last two fiscal years. Additionally, CSI warrants that it has no outstanding lawsuits nor has received correspondence relating to potential lawsuits.

CSI will terminate any open management contracts prior to the merger.

The final agreement will set forth the terms and conditions for both NeoMedia and CSI and contain representations and warranties, covenants and indemnities consistent with transactions of this type. This merger is subject to an affirmative vote from the board of directors of each company and the satisfactory completion of due diligence by both companies.
The LOI will be signed as soon as practicable, but no later than Nov 08, 2003, subject to extension by written mutual consent or to satisfy any regulatory requirements.


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5. Management Contracts:

NeoMedia has a policy of no management contracts.


6. Issuance of Shares:


NeoMedia will issue additional shares of its stock as required in the normal course of business.


Acquisition           The final agreement will set forth the terms and conditions for both NeoMedia and CSI and contain
Agreement:            representations and warranties, covenants and indemnities consistent with transactions of this type.

Approvals:            This merger is subject to an affirmative vote from the board of directors of each company and the satisfactory completion of due diligence by both companies.

Closing:              The LOI will be signed as soon as practicable, but no later than Nov 08, 2003, subject to extension by written mutual consent or to satisfy any regulatory requirements.



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Dated: Nov. 7, 2003                       Dated: Nov 8 - 2003
       ------------                              ------------

/s/ Charles T. Jensen                     /s/ Blair McInnes
---------------------------               ---------------------------------
Charles T. Jensen                         Blair McInnes

CEO, NeoMedia Technologies                Chairman of the Board, CSI